AMENDMENT A

SECURITIES AND EXCHANGE COMMISSION SECU[...]SION
RECEIVED
APR 6 2010
DIVISION OF MARKET REGULATION

10029963

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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26657 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corp

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ / Corbin + Co. LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# JRL CAPITAL CORPORATION

**SEC ID No. 8-26657**

**TRANSITIONAL ASSESSMENT RECONCILIATION**
**(FORM SIPC-7T)**
**For The Year Ended December 31, 2009**

KMJ | Corbin & Company

Business Advisors Tax and Audit

**JRL CAPITAL CORPORATION**
**SEC ID No. 8-26657**

**TRANSITIONAL ASSESSMENT RECONCILIATION**
**(FORM SIPC-7T)**

**For the Year Ended December 31, 2009**

***with***

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION THEREON**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
JRL Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by JRL Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of cancelled checks, noting no differences;

2. Compared the total revenues reported in Part III of the Annual Audit Report on Form X-17A-5 for the year ended December 31, 2009 and reconciled it to the total revenue reported in each of the four quarterly FOCUS reports (line 9, code 4030) filed for the year ended December 31, 2009, noting a $8,991 difference due to audit adjustments; compared the total revenue reported in the last three quarterly FOCUS reports (line 9, code 4030) filed for the year ended December 31, 2009 plus the audit adjustments to total revenue reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a difference as follows;

| Item No. | Description | Per SIPC-7T | Per KMJ | Difference |
|---|---|---|---|---|
| 2a | Total revenue | $ 839,450 | $ 629,045 | $ 210,405 |

The difference noted above was due to the Company reporting the total revenue for the year ended December 31, 2009 in the Form SIPC-7T rather than for the period from April 1, 2009 through December 31, 2009.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers (general ledger transaction details by account), noting differences as follows;

| Item No. | Description of Adjustments | Per SIPC-7T | Schedules Used | Amt on Schedule | Difference |
|---|---|---|---|---|---|
| 2c(1) | Revenues from unit investment trust, variable annuities, business of insurance, investment advisory services | $ 536,448 | General ledger transaction detail | $ 394,201 | $ 142,247 |
| 2c(8) | Other revenue not related directly or indirectly to the securities business | $ - | General ledger transaction detail | $ 42 | $ (42) |

For Item No. 2c(1), the difference noted above was due to the Company reporting the total revenue for the year ended December 31, 2009 rather than for the period from April 1, 2009 through December 31, 2009. For Item 2c(8), the difference noted above was due to the Company combining the adjustments with Item No. 2c(1), as well as being the total amount for the year ended December 31, 2009 rather than for the period from April 1, 2009 through December 31, 2009;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (general ledger transaction details) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no difference.

As a result of applying these agreed-upon procedures, the Company has overpaid its 2009 SIPC Transitional Assessment with the differences summarized as follows:

| Item No. | Per SIPC-7T submitted | Recomputed by KMJ |
|---|---|---|
| 2a | $ 839,450 | $ 629,045 |
| 2c(1) | 536,448 | 394,201 |
| 2c(8) | - | 42 |
| Total deductions | 536,448 | 394,243 |
| SIPC net operating revenues | $ 303,002 | $ 234,802 |
| General assessment | $ 758 | $ 587 |
| Less payment made with SIPC 6 | (631) | (631) |
| Less payment made with SIPC 7T | (127) | (127) |
| Overpayment | $ - | $ (171) |

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
March 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

**Transitional Assessment Reconciliation**

(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section
MAR 3 0 2010
Washington, DC
112

SIPC-7T

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026657 FINRA DEC
JRL CAPITAL CORPORATION 16*16
1301 DOVE ST STE 330
NEWPORT BEACH CA 92660-2461

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry R. Law 949-660-8833

| | | |
|---|---|---|
| 2. A. | General Assessment [item 2e from page 2 (not less than $150 minimum)] | $ 758 |
| B. | Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ______ Date Paid | ( 631 ) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 127 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 127 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 127 | |
| H. | Overpayment carried forward $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JRL Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26 day of February, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 839 450

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 536448

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 536 448

2d. SIPC Net Operating Revenues $ 303,002

2e. General Assessment @ .0025 $ 758

(to page 1 but not less than $150 minimum)